Ronit Fischer Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4816 Main 212.407.4000 Fax 646.619.4967 rfischer@loeb.com

July 22, 2009

Joanna Lam Securities and Exchange Commission Division of Corporation Finance Mail Stop 4628 150 F Street, N.E. Washington D.C. 20549-4628

Re:
China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed on March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed on April 20, 2009
File No. 000-52409

Dear Ms. Lam:

On behalf of our client, China Energy Corporation (the “Company”) and pursuant to our telephone conversation, we respectfully request an additional two week period of time through August 14, 2009 to respond to the Staff’s comments in its letter dated June 23, 2009.

If you have any questions, please do not hesitate to call.

Very truly yours,

/s/ Ronit Fischer

Ronit Fischer
Senior Counsel

cc:	Mitchell Nussbaum Partner

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